Exhibit 99.1

EDAP TMS Reports Third Quarter 2017 Results

•	EDAP's HIFU patient treatment revenues grew 29% compared to third quarter 2016.
•	EDAP received FDA clearance for its Ablatherm Fusion® late in the quarter.
•	EDAP's cash position remains strong at US $21.3 million on September 30, 2017

LYON, France, November 15, 2017 -- EDAP TMS SA (Nasdaq: EDAP), the global leader in therapeutic ultrasound, today announced financial results for the third quarter ended September 30, 2017 and an update on strategic and operational accomplishments.

Marc Oczachowski, EDAP’s Chief Executive Officer, stated, "Our team has executed another successful quarter. Physicians and patients are clearly responding to the advantages of HIFU for prostate cancer as evidenced by our 29% growth in treatment driven revenues compared to the third quarter of 2016."

"EDAP received clearance for the Ablatherm Fusion late in the quarter. Our current Ablatherm users are initiating the upgrade process, excited for the increased accuracy provided by Ablatherm Fusion’s proprietary imaging software. In the meantime, we continue to work with the FDA for the clearance of Focal One®.”

Third Quarter 2017 Results

Total revenue for the third quarter of 2017 was EUR 7.1 million (USD 8.4 million), compared to EUR 8.0 million (USD 8.9 million) for the third quarter of 2016.

For the three months ended September 30, 2017, total revenue for the Lithotripsy division was EUR 5.3 million (USD 6.3 million), compared to EUR 5.4 million (USD 6.1 million) during the year-ago period. During the third quarter of 2017, EDAP sold 6 lithotripsy devices compared to 11 lithotripsy devices sold during the third quarter of 2016.

Total revenue in the HIFU business for the third quarter was EUR 1.8 million (USD 2.2 million) compared to EUR 2.5 million (USD 2.8 million) for the third quarter of 2016. During the third quarter of 2017, EDAP sold no HIFU devices compared to 2 Focal One devices during the third quarter of 2016.

Gross profit for the third quarter of 2017 was EUR 2.8 million (USD 3.3 million), compared to EUR 3.5 million (USD 3.9 million) for the year-ago period. Gross profit margin on net sales was 39.4% in the third quarter of 2017, compared to 43.2% in the prior year period, primarily due to a lower revenue.

Operating expenses for the third quarter of 2017 totaled EUR 3.8 million (USD 4.5 million) for the third quarter of 2017, compared to EUR 3.8 million (USD 4.2 million) for the same period in 2016.

Operating loss for the third quarter of 2017 was EUR 1.0 million (USD 1.2 million), compared to an operating loss of EUR 0.3 million (USD 0.4 million) in the third quarter of 2016. ‘

Net loss for the third quarter of 2017 was EUR 0.5 million (USD 0.6 million), or loss of EUR 0.02 per diluted share, as compared to net income of EUR 1.3 million (USD 1.4 million), or earnings of EUR 0.04 per diluted share in the year-ago period. Net loss during the third quarter of 2017 included a non-cash interest income of EUR 0.8 million to adjust the accounting fair value of the outstanding warrants

First Nine Months 2017 Results

Total revenue for the first nine months of 2017 was EUR 25.1 million (USD 28.2 million) up 1% compared to 24.9 million (USD 27.8 million) during the first nine months of 2016.

For the nine months ended September 30, 2017, total revenue for the Lithotripsy division was EUR 18.1 million (USD 20.3 million), a growth of 15% compared to EUR 15.7 million (USD 17.5 million). During the first nine months of 2017 EDAP sold 21 Lithotripsy devices compared to 27 Lithotripsy devices during the year ago period.

HIFU revenue for the nine months ended September 30, 2017 was EUR 7.1 (USD 7.9 million) compared to EUR 9.2 million (USD 10.3 million) during the first nine months of 2016. During the first nine months of 2017, EDAP sold 4 HIFU devices, compared to 10 HIFU devices sold during the first nine months of 2016.

Gross profit for the first nine months of 2017 was EUR 10.4 million (USD 11.7 million) and gross profit margin on net sales was 41.4% compared to EUR 11.2 million (USD 12.5 million) and gross profit margin of 45.0% during the first nine months of 2016.

Operating loss for the first nine months of 2017 was EUR 1.8 million (USD 2.1 million) compared to an operating profit of EUR 0.1 million (USD 0.1 million) during the same period of 2016.

Net loss for the first nine months of 2017 was EUR 0.6 million (USD 0.7 million), or loss of EUR 0.02 per share (USD 0.02), compared to net income of EUR 5.1 million (USD 5.7 million), or earnings of EUR 0.18 (USD 0.20) per share during the first nine months of 2016. Net loss for the first nine months of 2017 included non-cash interest income of EUR 2.2 million to adjust the accounting fair value of the outstanding warrants.

As of September 30, 2017, cash and cash equivalents, including short-term treasury investments, were EUR 18.0 million (USD 21.3 million).

Conference Call

An accompanying conference call will be conducted by Philippe Chauveau, Chairman of the Board, Marc Oczachowski, Chief Executive Officer; and Francois Dietsch, Chief Financial Officer, to review the results. The call will be held at 8:30 AM ET, on Thursday, November 16, 2017. Please refer to the information below for conference call dial-in information and webcast registration.

Conference Date: Thursday, November 16, 2017, 8:30 AM ET
Conference dial-in: 877-269-7756
International dial-in: 201-689-7817
Conference Call Name: EDAP-TMS Third Quarter 2017 Results Conference Call
Webcast Registration: Click Here

Following the live call, a replay will be available on the Company's website, www.edap-tms.com under "Investors Information."

About EDAP TMS SA

EDAP TMS SA markets today Ablatherm® for high-intensity focused ultrasound (HIFU) for prostate tissue ablation in the U.S. and for treatment of localized prostate cancer in the rest of the world. HIFU treatment is shown to be a minimally invasive and effective option for prostatic tissue ablation with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. Ablatherm-HIFU is approved for commercial distribution in Europe and some other countries including Mexico and Canada, and has received 510(k) clearance by the U.S. FDA. Ablatherm Fusion, next generation of Ablatherm device is now FDA cleared. The Company also markets an innovative robot-assisted HIFU device, the Focal One®, dedicated to focal therapy of prostate cancer. Focal One® is CE marked but is not FDA approved. In addition, the Company develops its HIFU technology for the potential treatment of certain other types of tumors. EDAP TMS SA also produces and distributes medical equipment (the Sonolith® lithotripters' range) for the treatment of urinary tract stones using extra-corporeal shockwave lithotripsy (ESWL) in most countries including Canada and the U.S. For more information on the Company, please visit http://www.edap-tms.com, and http://www.hifu-prostate.com.

Forward-Looking Statements
In addition to historical information, this press release may contain forward-looking statements. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, the clinical status and market acceptance of our HIFU devices and the continued market potential for our lithotripsy device. Factors that may cause such a difference also may include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission and in particular, in the sections "Cautionary Statement on Forward-Looking Information" and "Risk Factors" in the Company's Annual Report on Form 20-F.

Company Contact

Blandine Confort

Investor Relations / Legal Affairs

EDAP TMS SA

+33 4 72 15 31 72

bconfort@edap-tms.com

Investors

Rich Cockrell

CG Capital

877.889.1972

rich@cg.capital

EDAP TMS S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Three Months Ended:		Three Months Ended:
	September 30, 2017 Euros	September 30, 2016 Euros	September 30, 2017 $US	September 30, 2016 $US
Net sales of goods	3,889	5,218	4,606	5,836
Net sales of RPP and Leases	1,277	1,098	1,512	1,228
Net sales of spare parts and Services	1,955	1,674	2,316	1,873
TOTAL NET SALES	7,121	7,990	8,434	8,936
Other revenues	4	2	4	2
TOTAL REVENUES	7,124	7,992	8,438	8,938
Cost of sales	(4,317)	(4,537)	(5,114)	(5,075)
GROSS PROFIT	2,807	3,454	3,324	3,864
Research & development expenses	(918)	(1,032)	(1,087)	(1,154)
S, G & A expenses	(2,889)	(2,754)	(3,422)	(3,080)
Total operating expenses	(3,807)	(3,786)	(4,510)	(4,234)
OPERATING PROFIT (LOSS)	(1,001)	(332)	(1,185)	(371)
Interest (expense) income, net	821	1,502	972	1,680
Currency exchange gains (loss), net	(325)	130	(385)	145
Other income (loss), net	-	-	-	-
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(504)	1,301	(597)	1,455
Income tax (expense) credit	(21)	(40)	(25)	(44)
NET INCOME (LOSS)	(525)	1,261	(622)	1,411
Basic income (loss) per share	(0.02)	0.04	(0.02)	0.05
Basic weighted average shares outstanding	28,997,866	28,727,616	28,997,866	28,727,616
Diluted income (loss) per share	(0.02)	0.04	(0.02)	0.05
Diluted weighted average shares outstanding	28,997,866	30,251,966	28,997,866	30,251,966

NOTE: Translated for convenience of the reader to U.S. dollars at the 2017 average three months’ noon buying rate of 1 Euro = 1.1844USD, and 2016 average three months’ noon buying rate of 1 Euro = 1.1184 USD.

EDAP TMS S.A.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(Amounts in thousands of Euros and U.S. Dollars, except per share data)

	Nine Months Ended:		Nine Months Ended:
	September 30, 2017 Euros	September 30, 2016 Euros	September 30, 2017 $US	September 30, 2016 $US
Net sales of goods	15,367	16,480	17,276	18,356
Net sales of RPP and leases	3,876	3,675	4,357	4,094
Net sales of spare parts and Services	5,834	4,752	6,559	5,293
TOTAL NET SALES	25,076	24,907	28,192	27,742
Other revenues	43	10	48	11
TOTAL REVENUES	25,119	24,917	28,240	27,753
Cost of sales	(14,745)	(13,709)	(16,576)	(15,269)
GROSS PROFIT	10,375	11,208	11,663	12,484
Research & development expenses	(2,783)	(2,733)	(3,129)	(3,044)
S, G & A expenses	(9,441)	(8,418)	(10,614)	(9,376)
Total operating expenses	(12,224)	(11,151)	(13,742)	(12,420)
OPERATING PROFIT (LOSS)	(1,849)	57	(2,079)	63
Interest (expense) income, net	2,229	4,393	2,506	4,893
Currency exchange gains (loss), net	(775)	801	(871)	892
Other income (loss), net	-	-	-	(1)
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(394)	5,250	(443)	5,848
Income tax (expense) credit	(196)	(130)	(220)	(145)
NET INCOME (LOSS)	(590)	5,120	(663)	5,703
Basic income (loss) per share	(0.02)	0.19	(0.02)	0.21
Basic weighted average shares outstanding	28,947,947	27,497,107	28,947,947	27,497,107
Diluted income (loss) per share	(0.02)	0.18	(0.02)	0.20
Diluted weighted average shares outstanding	28,947,947	29,045,939	28,947,947	29,045,939

NOTE: Translated for convenience of the reader to U.S. dollars at the 2017 average six months’ noon buying rate of 1 Euro = 1.1242USD, and 2016 average six months’ noon buying rate of 1 Euro = 1. 1138 USD.

EDAP TMS S.A.

CONSOLIDATED BALANCE SHEETS HIGHLIGHTS

(Amounts in thousands of Euros and U.S. Dollars)

	Sept. 30, 2017 Euros	June 30, 2017 Euros	Sept. 30, 2017 $US	June 30, 2017 $US
Cash, cash equivalents and short term investments	18,036	18,554	21,306	21,173
Total current assets	37,172	39,583	43,912	45,171
Total current liabilities	12,676	13,372	14,975	15,260
Shareholders’ Equity	24,947	25,383	29,471	28,966

NOTE: Translated for convenience of the reader to U.S. dollars at the noon buying rate of 1 Euro = 1.1813 USD, on September 30, 2017 and at the noon buying rate of 1 Euro = 1.1412 USD, on June 30, 2017.

EDAP TMS S.A.

CONDENSED STATEMENTS OF OPERATIONS BY DIVISION

NINE MONTHS ENDED SEPTEMBER 30, 2017

(Amounts in thousands of Euros)

	HIFU Division		UDS Division		Corporate	Total After Consolidation
Sales of goods	3,109		12,258			15,367
Sales of RPPs & leases	2,891		984			3,876
Sales of spare parts & services	1,050		4,784			5,834
TOTAL NET SALES	7,050		18,026			25,076
Other revenues	8		35			43
TOTAL REVENUES	7,058		18,062			25,119
GROSS PROFIT (% of Total Revenues)	3,621	51%	6,754	37%		10,375	41%

Research & Development	(1,814)		(969)			(2,783)
Total SG&A plus depreciation	(3,627)		(4,711)		(1,103)	(9,441)
OPERATING PROFIT (LOSS)	(1,820)		1,074		(1,103)	(1,849)